Pricing Term Sheet	Filed pursuant to Rule 433
dated August 6, 2009	Registration File No. 333-143825
Supplementing the Preliminary
Prospectus Supplements
dated August 4, 2009
(To Prospectus dated June 18, 2007)

Onyx Pharmaceuticals, Inc.
Concurrent Offerings of
4,000,000 Shares of Common Stock, par value $0.001 per share
(the “Common Stock Offering”)
and
$200,000,000 principal amount of
4.00% Convertible Senior Notes due 2016
(the “Convertible Senior Notes Offering”)
The information in this pricing term sheet relates only to the Common Stock Offering and Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated August 4, 2009 relating to the Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated August 4, 2009 relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein, and (iii) the related base prospectus dated June 18, 2007, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	Onyx Pharmaceuticals, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	ONXX / The NASDAQ Global Market (“NASDAQ”).

Trade Date:	August 6, 2009.

Settlement Date:	August 12, 2009.

Common Stock Offering

Title of Securities:	Common stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

Shares Offered and Sold:	4,000,000 (or a total of 4,600,000 if the underwriters exercise in full their option to purchase up to 600,000 additional shares of the Issuer’s common stock).

Last Reported Sale Price of Common Stock on NASDAQ on August 6, 2009:	$30.67 per share of Common Stock.

Public Offering Price:	$30.50 per share of Common Stock.

Use of Proceeds:	The Issuer estimates that the net proceeds from the Common Stock Offering will be approximately $116.6 million (or approximately $134.1 million if the underwriters’ option to purchase up to 600,000 additional shares of Common Stock is exercised in full), after deducting the underwriting discounts and commissions and before estimated offering expenses. The Issuer intends to use the net proceeds

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from the Common Stock Offering and the Convertible Senior Notes Offering to build and diversify the Issuer’s pipeline by in-licensing product candidates or investing in or acquiring businesses or technologies that the Issuer believes are complementary to its own. The Issuer has no current commitments or agreements with respect to any such transactions as of the date of this Pricing Term Sheet. The Issuer may also use a portion of the net proceeds from the Common Stock Offering and the Convertible Senior Notes Offering to fund the costs of its clinical trials program and other research and development activities, both ongoing and planned, as well as sales and marketing activities, and for general corporate purposes, including working capital.

Sole Book-Running Manager:	Goldman, Sachs & Co.

Co-Managers:	J.P. Morgan Securities Inc., Barclays Capital Inc. and Lazard Capital Markets LLC.

CUSIP Number:	683399109

ISIN Number:	US6833991093

Convertible Senior Notes Offering

Convertible Senior Notes:	4.00% Convertible Senior Notes due 2016 (the “Notes”).

Aggregate Principal Amount Offered:	$200 million principal amount of Notes (or a total of $230 million principal amount of Notes if the underwriters exercise in full their option to purchase up to $30 million principal amount of additional Notes).

Maturity:	The Notes will mature on August 15, 2016, unless earlier converted, redeemed by the Issuer or repurchased by the Issuer at the holder’s option upon a fundamental change.

Interest Rate:	4.00% per year.

Interest Payment and Record Dates:	Interest will accrue from the Settlement Date or from the most recent date to which interest has been paid or duly provided for, and will be payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2010, to holders of record at the close of business on February 1 or August 1, as the case may be, immediately preceding the relevant Interest Payment Date.

Last Reported Sale Price of Common Stock on NASDAQ on August 6, 2009:	$30.67 per share of Common Stock.

Reference Price:	$30.50 per share of Common Stock, the Public Offering Price per share in the Common Stock Offering.

Conversion Premium:	Approximately 30% above the Reference Price.

Initial Conversion Price:	Approximately $39.65 per share of Common Stock.

Initial Conversion Rate:	25.2207 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment.

Call Protection:	The Issuer may not redeem any of the Notes at its option prior to August 20, 2013. Beginning on August 20, 2013, the Issuer may redeem for cash all or part of the Notes if the last reported sale price of the Issuer’s common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Issuer provides the notice of redemption exceeds 130% of the applicable conversion price. The redemption price will equal the sum of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a “make-whole premium” payment in cash, shares of our common stock or a combination of cash and shares of our common stock, at our option, equal to the sum of the present values of the remaining scheduled payments of interest on the notes to be redeemed through August 15, 2016 (excluding interest accrued to, but excluding, the redemption date). The present values of the remaining interest payments will be computed using a discount rate equal to 2.5%.

Use of Proceeds:	The Issuer estimates that the net proceeds from the Convertible Senior Notes Offering will be approximately $193.7 million (or approximately $222.8 million if the underwriters’ option to purchase up to $30 million principal amount of additional Notes is exercised in full), after deducting the underwriting discounts and commissions and before estimated offering expenses. The Issuer intends to use the net proceeds from the Convertible Senior Notes Offering and the Common Stock Offering to build and diversify the Issuer’s pipeline by in-licensing product candidates or investing in or acquiring businesses or technologies that the Issuer believe are complementary to its own. The Issuer has no current commitments or agreements with respect to any such transactions as of the date of this Pricing Term Sheet. The Issuer may also use a portion of the net proceeds from the Convertible Senior Notes Offering and the Common Stock Offering to fund the costs of its clinical trials program and other research and development activities, both ongoing and planned, as well as sales and marketing activities, and for general corporate purposes, including working capital.

Sole Book-Running Manager:	Goldman, Sachs & Co.

Co-Managers:	J.P. Morgan Securities Inc., Barclays Capital Inc. and Lazard Capital Markets LLC.

CUSIP Number:	683399AB5

ISIN Number:	US683399AB58

Adjustment to Conversion Rate Upon Conversion Upon Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of Common Stock to be added to the conversion rate of $1,000 principal amount of Notes for certain conversions in connection with a make-whole fundamental change for each Stock Price and Make-Whole Reference Date set forth below:

Make-Whole	Stock Price
Reference Date	$30.50	$30.75	$31.50	$33.00	$35.00	$37.50	$40.00	$45.00	$50.00	$55.00	$60.00	$70.00	$80.00	$100.00	$150.00	$200.00
August 12, 2009	7.5662	7.4654	7.2011	6.7199	6.1624	5.5745	5.0822	4.3074	3.7280	3.2796	2.9227	2.3898	2.0101	1.5020	0.8561	0.5451
August 15, 2010	7.5662	7.2996	6.6634	6.1870	5.6393	5.0676	4.5938	3.8588	3.3189	2.9071	2.5832	2.1058	1.7695	1.3227	0.7559	0.4817
August 15, 2011	7.5662	7.2996	6.5254	5.7604	5.2036	4.6296	4.1607	3.4476	2.9368	2.5557	2.2612	1.8356	1.5407	1.1532	0.6630	0.4244
August 15, 2012	7.5662	7.2996	6.5254	5.4045	4.8153	4.2175	3.7382	3.0296	2.5407	2.1880	1.9232	1.5518	1.3012	0.9765	0.5666	0.3656
August 15, 2013	7.5662	7.2996	6.5254	5.0861	4.4334	3.7837	3.2754	2.5533	2.0838	1.7642	1.5357	1.2308	1.0323	0.7783	0.4565	0.2974
August 15, 2014	7.5662	7.2996	6.5254	5.0823	4.0620	3.3145	2.7442	1.9700	1.5038	1.2486	1.0780	0.8636	0.7270	0.5520	0.3276	0.2158
August 15, 2015	7.5662	7.2996	6.5254	5.0823	3.6526	2.7350	2.0707	1.2484	0.7874	0.6510	0.5506	0.4428	0.3759	0.2882	0.1729	0.1150
August 15, 2016	7.5662	7.2996	6.5254	5.0823	3.3507	1.4460	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
     The exact stock prices and make-whole reference dates may not be set forth in the table above, in which case if the stock price is between two stock price amounts in the table or the effective date is between make-whole reference dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two make-whole reference dates, as applicable, based on a 365-day year. If the stock price is:
•	greater than $200.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased; or

•	less than $30.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased.
     Notwithstanding the foregoing, in no event will the total number of shares of Common Stock issuable upon conversion exceed 32.7869 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth in the preliminary prospectus supplement dated August 4, 2009 for the Convertible Senior Notes Offering entitled ‘‘Description of Notes—Conversion Rate Adjustments.’’

CAPITALIZATION
The following table replaces (i) the table set forth on page S-31 of the preliminary prospectus supplement for the Common Stock Offering and (ii) the table set forth on page S-40 of the preliminary prospectus supplement for the Convertible Senior Notes Offering:

	As of June 30, 2009
		As
(in thousands)(unaudited)	Actual	Adjusted(1)
Cash and cash equivalents	$75,449	$385,764
Marketable securities, current	356,293	356,293
Receivable from collaboration partner	46,380	46,380

Debt:
Convertible senior notes due 2016 (2)	—	200,000
Total debt	$—	$200,000

Stockholders’ equity:
Preferred stock, par value $0.001, 5,000 shares authorized; none issued, actual and as adjusted	—	—
Common stock, par value $0.001, 100,000 shares authorized; 56,918 issued and outstanding, actual and 60,918 shares outstanding, as adjusted(1)(2)	57	61
Additional paid-in capital	966,826	1,083,447
Receivable from stock option exercises	(198)	(198)
Accumulated other comprehensive loss	(1,365)	(1,365)
Accumulated deficit	457,271	457,271

Total stockholders’ equity	508,049	624,674

Total capitalization	$508,049	$824,674

(1)	Outstanding shares at June 30, 2009, actual and as adjusted, excludes:
•	5,180,266 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $28.80 per share;

•	3,184,000 shares of common stock available for future issuance under our stock option plans;

•	351,639 shares of restricted common stock issued under stock bonus awards;

•	434,327 shares of common stock available for sale under our employee stock purchase plan; and

•	5,044,140 shares of common stock reserved for issuance upon conversion of the convertible notes concurrently being offered by us in connection with our notes offering.
(2)	Amount reflects the gross proceeds of the offerings assuming no exercise of the underwriters’ option to purchase additional shares or additional notes. The recording of the notes does not include the application of FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement), which we expect to adopt in our third fiscal quarter in 2009. Under FSP APB 14-1, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. The effect of FSP APB 14-1 on the accounting for the notes is that the equity component would be included in the additional paid-in-capital section of stockholders’ equity on our consolidated balance sheet and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the notes.

The Issuer has filed a registration statement (including preliminary prospectus supplements each dated August 4, 2009 and an accompanying prospectus dated June 18, 2007) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies

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may be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, call toll-free (866) 471-2526, or fax (212) 902-9316, or email prospectus-ny@ny.email.gs.com.
This communication should be read in conjunction with the preliminary prospectus supplements dated August 4, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.